Exhibit 99.12

 CONSENT OF EXPERT
March 27, 2026
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Ian Lipchak do hereby consent to the filing of the written disclosure regarding:

•Sections 15, 16, 21 and 22, originally prepared by Mike Tsafaras, of the Technical Report, Efemçukuru Gold Mine, Türkiye with an effective date of December 31, 2023;
•the Efemçukuru Mineral Reserves;
•the Skouries Mineral Reserves;
•the Perama Hill Mineral Reserves;
•other information pertaining to these projects;

and the use of my name in (i) the Annual Information Form for the year ended December 31, 2025 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2025 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-288100), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Ian Lipchak
Ian Lipchak, P.Eng.